FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F       ☒      Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece’s second repeat General Meeting resolutions

National Bank of Greece announces that the second repeat General Meeting of its Shareholders was held on 3 November 2005 at Megaro Mela, with a quorum of 34.93% of the Bank’s paid up share capital (i.e. 115,835,480 shares) and, following analysis and presentation of the reports cited below and their conclusions regarding the proposed merger through absorption of National Investment Company S.A. by National Bank of Greece S.A. and its various terms, adopted the following resolutions:

1. The merger through absorption of National Investment Company S.A. by National Bank of Greece S.A., and specifically approved: (a) the relevant Draft Merger Agreement dated 2-6-2005, (b) the individual and, in view of the absorption, combined pro-forma transformation balance sheet and income statement of the Bank as at 31-5-2005, (c) Emporiki Bank’s valuation report dated 25-5-2005 as to the fairness and reasonableness of the share exchange ratio for the purposes of article 5 of Capital Market Commission Resolution No.2/258/5-12-2002, (d) PricewaterhouseCoopers chartered auditor K. Riris’s report dated 21-7-2005 certifying the book value of the Bank’s fixed assets as at the transformation date (31-5-2005) for the purposes of article 2 of Law 2166/1993, as amended, (e) PricewaterhouseCoopers chartered auditor G. Samothrakis’s report dated 30-8-2005 for the purposes of article 327 of the Codified Athens Exchange Regulation also as to the fairness and reasonableness of the share exchange ratio (i.e. 12 shares of the absorbed company to 1 share of the absorbing), and (f) the Bank’s BoD report on the Draft Merger Agreement, as above, pursuant to article 69, paragraph 4 of Companies’ Act 2190/1920. The said resolution was voted for by shareholders representing 115,807,469 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 23,260 shares, with abstentions representing 4,751 shares.

2. Cancellation, pursuant to Companies’ Act 2190/1920, Article 75, paragraph 4, of 78,367,996 National Investment Company’s shares owned by the absorbing National Bank of Greece. The said resolution was voted for by shareholders representing 115,807,469 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 23,260 shares, with abstentions representing 4,751 shares.

3. Increase in the share capital of National Bank of Greece by Euro one hundred twenty three million five hundred eighty five thousand six hundred sixteen and fifty cents (€123,585,616.50) in total through the issue of five million twenty three thousand five hundred thirty four (5,023,534) new shares of nominal value of Euro four and eighty cents (€4.80), to be distributed to the remaining shareholders, other than the absorbing National Bank of Greece, of the absorbed National Investment Company S.A., and through an increase in the nominal value of the existing shares by  equivalent capitalization of the share premium account from Euro four and fifty cents (€4.50) to Euro four and eighty cents (€4.80). Pursuant to the above-mentioned legal provisions and relevant provisions of the signed Draft Merger Agreement ratified by the General Meeting, following completion of the merger National Bank of Greece’s share capital shall amount to Euro one billion six hundred fifteen million six hundred seventy-five thousand and four hundred sixteen (1,615,675,416) divided into three hundred thirty six million five hundred ninety nine and forty five (336,599,045) common registered shares of a nominal value of Euro four and eighty cents (4.80) each. The said resolution was voted for by shareholders representing 115,807,469 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 23,260 shares, with abstentions representing 4,751 shares.

4. Approval of amendment of Articles 4 and 39 of National Bank of Greece’s Articles of Association due to the said merger and share capital increase. The said resolution was voted for by shareholders representing 115,807,469 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 23,260 shares, with abstentions representing 4,751 shares.

5. Approval of BoD acts regarding the said merger and granted irrevocable authorization to the BoD to settle fractional rights that may result from the capital increase and share exchange. The said resolution was voted for by shareholders representing 115,807,469 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 23,260 shares, with abstentions representing 4,751 shares.

6. Appointment of Bank representatives to execute the notarial contract of the merger through the absorption of National Investment Bank S.A. by National Bank of Greece S.A., sign declarations and any other documents necessary for the completion of the merger. The said resolution was voted for by shareholders representing 115,807,469 shares, corresponding to 99.98% of the voting shares represented in the Meeting, and against by shareholders representing 23,260 shares, with abstentions representing 4,751 shares.

Athens, 3 November 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Georgios-Efstratios (Takis) Arapoglou
(Registrant)

Date : 4th November , 2005
Georgios-Efstratios (Takis) Arapoglou

Chairman - Chief Executive Officer